Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.       Name and Address of Company

TransCanada Corporation
450 – 1st Street S.W.
Calgary, AB  T2P 5H1

Item 2.                   Date of Material Change

March 31, 2008

Item 3.                   News Release

A press release was disseminated on March 31, 2008 via CCN Matthews.

Item 4.                   Summary of Material Change

TransCanada Corporation has agreed to acquire from National Grid plc, all the outstanding membership interests of KeySpan-Ravenswood, LLC, that directly or indirectly owns or controls the 2,480 megawatt (MW) Ravenswood Generating Facility located in Queens, New York for US$2.8 billion plus closing adjustments.

Item 5.                   Full Description of Material Change

TransCanada Corporation (“TransCanada”) has agreed to acquire from National Grid plc (“National Grid”), all the outstanding membership interests of KeySpan-Ravenswood, LLC, that directly or indirectly owns or controls the 2,480 MW Ravenswood Generating Facility (“Ravenswood”) located in Queens, New York for US$2.8 billion plus closing adjustments.

National Grid is divesting its 100 per cent interest in Ravenswood pursuant to the New York Public Service Commission order approving its acquisition of KeySpan Corporation. The acquisition is subject to various state and federal government approvals which are expected during the next few months.

Ravenswood is a gas and oil fired generating facility consisting of multiple units employing steam turbine, combined cycle and combustion turbine technology. Ravenswood is an indispensable component of the New York generation supply with the capacity to serve approximately 21 per cent of the overall peak load in New York City.

Ravenswood is an excellent fit with TransCanada’s energy portfolio and activities in the U.S. Northeast, including:
•           Hydroelectric Generation (567 MW) – assets on the Connecticut and Deerfield Rivers in New England
•   Ocean State Power (560 MW) – gas-fired combined-cycle power plant in Rhode Island
•           Kibby Wind Power (132 MW) – proposed wind energy project in western Maine
•           Power marketing and commercial office in Westborough, Massachusetts

The Company expects Ravenswood to be modestly dilutive in the first two full years of ownership based on the near term effects of a FERC order pertaining to the New York Independent System Operator (New York City) capacity market.  Subsequently, TransCanada expects earnings to be accretive. The acquisition will be financed in a manner consistent with TransCanada’s current capital structure and commitment to maintaining its ‘A’ credit rating.

Note: All financial figures are in Canadian dollars unless noted otherwise.

FORWARD-LOOKING INFORMATION

Certain information in this document is forward looking and is subject to important risks and uncertainties. The words "anticipate", "expect", "may", "should", "estimate", "project", "outlook", "forecast" or other similar words are used to identify such forward looking information. All forward-looking statements are based on TransCanada’s beliefs and assumptions based on information available at the time such statements were made. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, changes in environmental and other laws and regulations, competitive factors in the pipeline and energy industry sectors, construction and completion of capital projects, access to capital markets, interest and currency exchange rates, technological developments and the current economic conditions in North America. By its nature, such forward looking information is subject to various risks and uncertainties which could cause TransCanada's actual results and experience to differ materially from the anticipated results or other expectations expressed.  For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission. Readers are cautioned not to place undue reliance on this forward looking information, which is given as of the date it is expressed in this news release or otherwise, and TransCanada undertakes no obligation to update publicly or revise any forward looking information, whether as a result of new information, future events or otherwise, except as required by law.

Item 6.                   Reliance on Section 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.                   Omitted Information

Not applicable.

Item 8.                   Executive Officer

The name and business number of the executive officer who is knowledgeable about the material change and this report is:

Donald J. DeGrandis
Corporate Secretary
Telephone: (403) 920-2000

Item 9.                   Date of Report

April 10, 2008